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                                                               Exhibit (a)(2)(i)

                    [Willamette Industries, Inc. letterhead]

                                                                December 5, 2000

To Fellow Shareholders:

   On November 29, 2000, Weyerhaeuser Company, through its wholly owned subsidiary, Company Holdings, Inc., commenced an unsolicited tender offer for all outstanding shares of common stock of Willamette Industries, Inc. at $48 per share in cash.

   The Board of Directors held a special meeting on December 1, 2000, at which management and the Board's legal and financial advisors preliminarily discussed with the Board the material terms and provisions of Weyerhaeuser's offer. The Board of Directors determined to meet at a later date to formally consider the Weyerhaeuser offer.

   The Board urges you not to take any action with respect to the Weyerhaeuser offer until the Board makes its recommendation, which will be contained in a subsequent filing with the Securities and Exchange Commission, a copy of which will be mailed to you. The Board expects to inform you of its recommendation the week of December 11, 2000.

   At the December 1, 2000 meeting, the Board also took action to defer the distribution of the rights issued pursuant to Willamette's Shareholder Rights Plan as a result of the commencement of the Weyerhaeuser offer.

   Additional information with respect to Weyerhaeuser's tender offer and other relevant matters is contained in the attached Solicitation/Recommendation Statement. We urge you to read it carefully and in its entirety.

   Shareholders having questions regarding the Solicitation/Recommendation Statement are urged to contact MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or at (212) 929-5500 (collect).

   We appreciate your continued interest in and support of the Company.

                                          On behalf of the Board of Directors

                                          Sincerely,

                                          William Swindells
                                          Chairman of the Board

                                          Duane C. McDougall
                                          Chief Executive Officer